(610) 205-6028

email: jpw@stevenslee.com

October 10, 2005

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Fifth Street, N.E.

Washington, D.C. 20549

Re:	Eastern Insurance Holdings, Inc.

Registration Statement on Form S-1

Gentlemen:

We are counsel to Eastern Insurance Holdings, Inc. (the “Company”). In connection with registration under the Securities Act of 1933, as amended (the “1933 Act”), of up to 8,305,556 shares of the Company’s common stock, no par value, we transmit herewith for filing the Company’s registration statement on Form S-1, together with exhibits (the “Registration Statement”).

On October 6, 2005, the Company. in accordance with Rule 3a, wired $9,776.00 to the Commission’s account at Mellon Bank in Pittsburgh, Pennsylvania in payment of the registration fee required by Section 6(b) of the 1933 Act. The fee was determined in accordance with Rule 457(a).

This registration statement is being filed in connection with the mutual to stock conversion of Educators Mutual Life Insurance Company (“Educators”) under the Pennsylvania Mutual-to-Stock Conversion Act and the simultaneous acquisition of Eastern Holding Company, Ltd. (“EHC”), an existing stock insurance holding company pursuant to an Agreement and Plan of Merger dated March 17, 2005 between Educators and Eastern and a Plan of Conversion adopted by Educators on March 17, 2005.

The Company will offer up to 8,305,556 shares of its common stock for sale in connection with the conversion of Educators and use a portion of the net proceeds to acquire all of the newly issued shares of Educators’ common stock, and the Company will become the holding company for Educators. The Company is offering shares of its common stock in a subscription offering in the following order of priority:

•	members of Educators as of March 17, 2005;
•	an employee stock ownership plan;
•	officers, directors and employees of Educators;
•	officers, directors and employees of EHC; and
•	shareholders of EHC.

Immediately after the completion of the conversion offering, the Company will acquire EHC for cash and stock having an aggregate value equal to 1.28 times the adjusted book value of EHC at September 30, 2005. (June 30, 2005 data is included in this initial filing and reflects a purchase price of approximately $66 million.) This registration statement covers only the shares of common stock offered in the conversion offering. Shares issued in the merger will be in addition to the shares sold in the conversion offering and will be covered by a separate registration statement on Form S-4 to be filed with the Commission.

Because much of the material contained in the S-4 registration statement will be identical with the material contained in this registration statement (as just one example, the business sections and MD&A sections for Educators and EHC will be identical.), we would like to discuss with the Staff the most appropriate and cost-effective time and method of filing the S-4.

Please call the undersigned at (610) 205-6028 or, in my absence, Wesley R. Kelso of this office at (717) 399-6632 with respect to any aspect of this filing.

Very truly yours,

STEVENS & LEE

/s/ Jeffrey P. Waldron

Jeffrey P. Waldron

JPW/jpw

Enclosures

cc:	David L. Harbaugh, Esquire (w/encl.)

J. Brett Pritchard, Esquire (w/encl.)

Wesley R. Kelso, Esquire (w/encl.)

Kevin M. Shook, C.P.A. (w/encl.)

Brent Shirk, C.P.A. (w/encl.)